Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                 4 February 2002


                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
                            RESPONSE TO P&O PRINCESS

Carnival notes today's announcement by P&O Princess that it has once again rejected Carnival's latest proposal, despite the significantly reduced conditionality and enhanced deliverability of the Revised Offer. This is in keeping with the P&O Princess Board's past behaviour.

More noteworthy, however, was the P&O Princess Board's belated clarification, in response to Carnival's repeated requests, of the following matters:

o that P&O Princess Shareholders can adjourn the EGM without giving Royal Caribbean the unilateral right to terminate its agreement; and

o that P&O Princess can bring about a unilateral termination of the Joint Venture Agreement under the benchmark mechanism consistent with the structure of Carnival's Revised Offer.

The P&O Princess Board continues to suggest that Carnival is merely a "spoiler" and has no serious intent to acquire P&O Princess. Contrary to P&O Princess' assertion, Carnival is fully committed to its Revised Offer and pursuing the regulatory reviews in the US and Europe to their ultimate conclusion and has already spent significant time and resources with the regulators in this regard.

Carnival continues to believe, and has been so advised, that there is no material difference in the regulatory analyses of the two proposals and therefore strongly believes that its Revised Offer is as deliverable as the Royal Caribbean Proposal. The P&O Princess Board has never provided a substantive rationale to support its continued assertions that there is a material regulatory difference between the two proposals.


MICKY ARISON, CHAIRMAN AND CHIEF EXECUTIVE OF CARNIVAL, COMMENTED:

"THE P&O PRINCESS BOARD HAS ONCE AGAIN REJECTED CARNIVAL'S PREMIUM OFFER IN KEEPING WITH ITS PAST BEHAVIOUR. THE BOARD'S SINGULAR FOCUS ON THE ROYAL CARIBBEAN PROPOSAL OPERATES TO THE DETRIMENT OF P&O PRINCESS SHAREHOLDERS' INTERESTS. THE BOARD IS NOW STRUGGLING TO JUSTIFY ITS POSITION AND IS RESORTING TO SPECIOUS ARGUMENTS TO REJECT OUR REVISED OFFER. P&O PRINCESS SHAREHOLDERS ARE ENTITLED TO JUDGE OUR OFFER FOR THEMSELVES. THE VALUE OF CARNIVAL'S REVISED OFFER PROVIDES P&O PRINCESS SHAREHOLDERS WITH MULTIPLES, WHICH ARE 61 PER CENT. AND 42 PER CENT. HIGHER THAN P&O PRINCESS' P/E AND EV/EBITDA MULTIPLES RESPECTIVELY, PRIOR TO THE ANNOUNCEMENT OF THE ROYAL CARIBBEAN PROPOSAL, AND MATERIALLY ABOVE CARNIVAL'S EQUIVALENT MULTIPLES.

THE P&O PRINCESS BOARD'S CONTINUED MISTRUST OF CARNIVAL'S MOTIVATION IS MISGUIDED AND INAPPROPRIATE. CARNIVAL HAS ALWAYS BEEN FULLY COMMITTED TO ACQUIRING P&O PRINCESS AND HAS MADE GREAT EFFORTS AND EXPENDED SIGNIFICANT RESOURCES TO PROVIDE A SUPERIOR OFFER TO THE P&O PRINCESS SHAREHOLDERS. THE P&O PRINCESS BOARD'S CONTINUED ASSERTIONS TO THE CONTRARY ARE NOT IN THE BEST INTERESTS OF THEIR SHAREHOLDERS.

OUR OFFER CLEARLY PROVIDES SUPERIOR VALUE TO THE P&O PRINCESS SHAREHOLDERS AND IS AS DELIVERABLE AS THE ROYAL CARIBBEAN PROPOSAL. THE P&O PRINCESS BOARD HAS TODAY ACKNOWLEDGED THAT SHAREHOLDERS CAN ADJOURN THE EGM WITHOUT ENTITLING ROYAL CARIBBEAN TO WALK. CARNIVAL URGES SHAREHOLDERS TO VOTE TO ADJOURN THE EGM AND, IF THE EGM IS NOT ADJOURNED, TO VOTE AGAINST THE ROYAL CARIBBEAN PROPOSAL."


ENQUIRIES:

CARNIVAL                                Telephone: +44 20 7831 3113
Micky Arison
Howard Frank

MERRILL LYNCH                           Telephone: +44 20 7628 1000
Philip Yates
James Agnew
Stuart Faulkner

UBS WARBURG                             Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett
Scott Fulton

Terms used in this announcement have the same meaning as in the announcement dated 30 January 2002.

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess and Royal Caribbean which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Revised Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Revised Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of 1 per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from 16 December 2001 until the first closing date of the Revised Offer or, if later, the date on which the Revised Offer becomes, or is declared, unconditional as to acceptances or lapses.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE REVISED OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE REVISED OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE REVISED OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE REVISED OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

                                    APPENDIX

                        SOURCES AND BASES OF INFORMATION


Unless otherwise stated: (i) information relating to Carnival has been extracted from the relevant published audited financial statements and SEC filings of Carnival; (ii) information relating to Royal Caribbean has been extracted from the relevant published audited financial statements and SEC filings of Royal Caribbean; (iii) information relating to P&O Princess has been extracted from the relevant published annual reports and accounts, interim reports and SEC filings of P&O Princess; and (iv) information relating to the Royal Caribbean Proposal is based upon the information contained in the P&O Princess Circular and related documents.

Share prices for Carnival and P&O Princess are taken from FactSet.

The $1:(pound)0.707 exchange rate is taken from FactSet on 1 February 2002.

EBITDA is unadjusted operating income plus depreciation and amortisation. Enterprise value is the market value of equity on 19 November 2001, the last day prior to the announcement of the Royal Caribbean Proposal, plus net debt and minorities. The EV/EBITDA multiple is the enterprise value divided by the EBITDA for the last twelve months for which information had been published.

The P/E multiple is the share price on 19 November 2001 divided by the earnings per share for the last twelve months for which information had been published.